Pediatric Prosthetics, Inc.
12926 Willowchase, Houston, TX 77070
Phone: 281-897-1108
Toll Free: 1-866-582-0966

February 6, 2007

Ms. Tracey Mckoy                    VIA FAX AT (202) 772-9369
United States Securities and Exchange Commission                                                                                                                                                                                                  AND VIA EDGAR
Division of Corporate Finance
450 Fifth Street, N.W., Stop 4-5
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated January 9, 2007
      Pediatric Prosthetics
      Amendment No. 2 to Form 10-SB
      Filed December 8, 2006
      Preliminary Information Statement on Schedule 14C
      Filed November 7, 2006
      File Number 0-51804

Dear Ms. Mckoy:

In connection with our previous response to you dated January 29, 2007, regarding your letter to Pediatric Prosthetics, Inc (the “Company”), dated January 9, 2007, in connection with Amendment No. 2 to the Company’s Form 10-SB and the Company’s Preliminary Information Statement on Schedule 14C, we failed to attach the analysis of affiliate accounts receivable, which is attached hereto as Exhibit A, and are now attaching such exhibit to aid in your review of our previous response to Comment 5.

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Kenneth Bean

Kenneth Bean

Exhibit A

Pediatric Prosthetics
Host Affiliates Accounts Receivable
Quarter Ended December 31, 2004 and March 31, 2005

Patient Name/Affiliate/Percentage	PPI %	Date Billed to Ins. Co.	Amount Billed	COGS	Total due from Affiliates	Amt. Rec'd f/Affiliates	Date Rec'd f/affiliates	Not Collected

Quarter Ended December 31, 2004
Groepper, Chris / CA / 50%	50%	10-2004	37,323	10,113	13,605	5,767	05-2005	7,838
Sullivan, Ariona / PA / 30%	30%	10-2004	24,600	4,718	5,965	4,273	05-2005	1,691

			61,923	14,831	19,569	10,040		9,529

Quarter Ended March 31, 2005
Accetta, Jilian / NY / 30%	30%	01-2005	25,951	5,930	6,006	2,556	04-2005	3,450
Eckert, Steve / NY / 30%	30%	01-2005	16,087	584	4,651	958	04-2005	3,693
Hansen, Demi / WA / 70%	70%	01-2005	13,392	1,177	8,551	4,365	04-2005	4,185
Murphy, Mark / NY / 50%	50%	01-2005	32,940	5,904	13,518	6,997	04-2005	6,522
Carroll, Daniel / VA / 30%	30%	03-2005	28,485	6,859	6,488	4,295	05-2005	2,193
Weinstein, Jake / NY / 70%	70%	03-2005	23,709	5,454	12,779	9,924	05-2005	2,855
Perkins, Walter / WA / 30%	30%	03-2005	25,616	5,977	5,892	5,667	06-2005	225

			166,181	31,884	57,885	34,762		23,123

Summary					Quarter	Quarter	9 Months
					Ended	Ended	Ended
					Dec. 31, 2004	Mar. 31, 2005	Mar. 31, 2005

Sales					34,400	89,769	124,169

Cost of Sales					14,831	31,884	46,715
Bad Debt					9,529	23,123	32,652

					24,360	55,007	79,367

Change in Net					10,040	34,762	44,802

Net (Loss) as Previously Reported					(3,733,696)	(231,972)	(4,312,262)

Net (Loss) as Adjusted					(3,723,656)	(197,211)	(4,267,460)

Percentage Change					0.27%	14.99%	1.04%

EPS as Previously Reported					($0.07)	($0.00)	($0.07)

EPS as Adjusted					($0.07)	($0.00)	($0.07)

WA of Shares					51,046,750	86,168,508	59,215,642